UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 31, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
Notice of AGM posted to shareholders today
Shareholders are advised that the Company has today posted its
2014 Summarized Report and the Notice of the Annual General
Meeting. The AGM will be held at Sibanye Gold Academy,
Rietkloof 349, Glenharvie, 1786, South Africa, on 12 May 2015
at 09:00.
In terms of section 59(1) (b) of the Companies Act, 71 of
2008, the record date for the purpose of determining which
shareholders are entitled to participate in and vote at the
AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as 8 May 2015. Therefore the last day to trade in order to be registered in the Company’s securities register as at the record date is 30 April 2015.
31 March 2015
ENDS
Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 31, 2015
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer